                            EMPLOYMENT AGREEMENT


     THIS AGREEMENT, dated effective as of February    , 1999, is made and
entered into by and between PREMIER CONCEPTS, INC., a Colorado corporation, ("Company" or the "Corporation") and SISSEL GREENBERG ("Employee"). For the definition of certain terms used in this Agreement, see Section 8 below.

                                 WITNESSETH

     WHEREAS, the Company and Employee desire that Employee become President and C.E.O. of, and employed by, the Company.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinbelow set forth, the parties agree as follows:

Section 1.     Employment.
               ----------

     1.1  Engagement.

          The Company will employ Employee, and Employee will accept employment, as an Employee of Company for the Term, subject to and in accordance with the provisions of this Agreement.

     1.2  Duties.

          During the Term, Employee will serve Company in the capacity of President and Chief Executive Officer. Employee's duties as an Employee of Company include all of the duties normally associated with such capacities. Without in any way limiting the generality of the foregoing, Employee shall be responsible for the day-to-day supervision and operation of the Company's nationwide chain of faux jewelry retail stores operating under the trademark "Impostors". Employee's duties will also include such other activities, responsibilities and duties as may reasonably be assigned from time to time by the Board. Employee will also perform the duties of the President as described in the Company's bylaws or as determined from time to time by the Board.

     1.3  Attention and Effort.

          During normal business hours Employee will devote Employee's best efforts, entire productive time, ability and attention to the business of Company. Further, during the Term, Employee will not, without Company's prior written consent, directly or indirectly engage in any employment, consulting or other activity which would interfere or conflict with the performance of Employee's duties or obligations to Company or which would directly or indirectly compete with Company.


Section 2.     Compensation.
               ------------

     2.1  Base Salary.

          During the Term, Company will pay Employee an annual Base Salary of $130,000, payable no less frequently than bi-weekly.

     2.2  Bonus.

          During the Term, and in addition to the Base Salary provided for in Section 2.1 above, the Company shall pay to Employee an annual bonus equal to 5% of the Company's annual pre-tax net income, not to exceed $50,000 per year. The bonus shall be payable within fifteen (15) days of the completion by the Company of its audited financial statements for each fiscal year during the Term and, if not paid when due, shall accrue interest at the rate of 10% per annum until paid in full.

     2.3  Benefits.

          During the Term, Employee will be entitled to participate in such health and major medical insurance programs and such other fringe benefit programs as may be provided from time to time by the Board or any person or committee appointed by the Board to determine fringe benefit programs, all subject to and in accordance with the eligibility and other requirements of such programs.

     2.4  Stock Incentive Plan.

          The Company has adopted and implemented a Stock Incentive Plan pursuant to which the Company is authorized to issue incentive stock options qualified under Section 422 of the Internal Revenue Code of 1986, as amended, (the "ISOP"). As additional compensation for services hereunder, the Company agrees to grant and issue to Employee on the date of execution of this Agreement incentive stock options pursuant to the ISOP exercisable to purchase, in the aggregate, 150,000 shares of the $0.002 par value common stock ("Common Stock"); 50,000 of which shall have an exercise price of $.6875 per share and shall be granted and vest immediately upon execution of this Agreement; 50,000 of which will be granted and vest immediately upon the first anniversary of the date of this Agreement having an exercise price equal to 100% of the current market price of the Company's Common Stock on the date of grant; and 50,000 of which will be granted and vest on the second anniversary date of this Agreement having an exercise price equal to 100% of the current market price of the Company's Common Stock on the date of grant. In the event Employee's employment with the Company is terminated by the Company without cause prior to the grant and vesting of the ISO's described in Section 2.4, then and in such event those ISO's shall be deemed automatically granted and vested and exercisable by Employee in accordance with their respective terms and conditions.

     2.5  Expenses.

          During the Term, Company will reimburse Employee for reasonable out-of-pocket expenses incurred by Employee in performance of service for Company under this Agreement (e.g., transportation, lodging and food expenses incurred while traveling on Company business), all subject to such policies and other requirements as Company may from time to time establish for its Employees generally.

     2.6  Withholding and Offset.

          Payment of the base salary and any other amounts to Employee will be subject to such withholding and offset as may be provided by applicable law (e.g., for income tax purposes) or consented to by Employee.

     2.7  Indemnification.

          The Company shall indemnify Employee and shall advance expenses to the Employee in advance of the final disposition of any matter to the full extent permitted and/or required by applicable law, and subject to such rights of reimbursement and restitution as may be provided by applicable law, from and against any and all judgments, penalties, fines, amounts paid in settlement and reasonable expenses, including, but not limited to, attorneys' fees and court costs.

Section 3.     Term and Termination.
               --------------------

     3.1  Commencement.

          The Term of this Employment Agreement shall begin on the     day
of February, 1999, (the "Commencement Date").

     3.2  Termination.

          The Term will terminate upon the first of the following to occur:
(a) three (3) years from the Commencement Date; (b) Company's termination of Employee's Employment for Cause pursuant to Paragraph 3.3; (c) Company's termination of Employee's employment without Cause pursuant to Paragraph 3.4; (d) Employee resigns from employment as an Employee of Company pursuant to Paragraph 3.5; (e) Employee's termination of Employee's employment for cause pursuant to Paragraph 3.6 (f) the death of Employee;
(g) ninety (90) days after the disability of Employee resulting from injury, illness or disease, whether of a mental or physical nature, which substantially impairs or prevents the ability of Employee to satisfactorily perform Employee's duties and obligation is under this Agreement for a period which can reasonably be expected to be of long, continued or indefinite duration, as determined in good faith by the Board of Directors; or (h) a Change in Control of the Company.

     3.3  Termination for Cause.

          Company may at any time terminate Employee's employment for Cause without prior notice.

     3.4  Termination Without Cause.

          At any time after six (6) months from the commencement of the Term, the Company may at any time terminate Employee's employment without Cause by giving Employee notice of the same at least five (5) days prior to the effective date of such termination.

     3.5  Resignation.

          Employee may at any time resign from employment with Company by giving Company notice of thirty (30) days prior to the effective date of such termination.

     3.6  Employee's Termination for Cause.

          Employee may at any time terminate Employee's employment for cause without prior notice.

     3.7  Disability.

          If in the event of a disability described in Paragraph 3.2(e) Company decides not to terminate Employee's employment and Employee is entitled to receive payments (i.e., in lieu of wages or other compensation for employment) on account of such disability under any fringe benefit program provided by Company, then the base salary described in Paragraph
2.1 will be reduced to the extent of such entitlement.

     3.8  Termination Due to a Change in Control.

          Upon five (5) days' notice, Employee may terminate Employee's employment due to a Change in Control of the Company.

     3.9  Return of Company Property.

          Upon termination of the Term, Employee will deliver to Company any and all property of Company which is in Employee's possession or control (including, but not limited to, any and all Materials).

     3.10 Survival.

          Sections 4 and 5, together with all other provisions of this Agreement that may reasonably be interpreted or construed to survive any termination of the Term, will survive any termination of the Term.

     3.11 Termination Payments.

          In the event of termination pursuant to Sections 3.2(a), (b),
(d), (f) or (g), Employee shall be entitled to no further payments hereunder after the date of termination. In the event of termination pursuant to Sections 3.2(b), (e) or (h), Employee shall be entitled to receive and the Company shall be obligated to pay to Employee Termination Payments equal to, in the aggregate, the product of (i) the Employee's average annualized total compensation under this Agreement, or all prior agreements with the Company, including base salary, incentive compensation, commission, bonuses, fringe benefits, shares of Common Stock and options to purchase shares of Common Stock and other forms of compensation, received during the two most recent fiscal years, multiplied by (ii) the number of years, and fractions of years, remaining in the Term of this Agreement as defined in Section 3.2(a) above. Such Termination Payments shall be due and payable in full within thirty (30) days following the date of such termination.

Section 4.     Confidentiality.
               ---------------

     4.1  Confidential Information.

          In the course of Employee's employment with Company, Employee will have access to certain Confidential Information. Employee will use and disclose Confidential Information solely for the purposes for which it is provided and will take reasonable precautions to prevent any unauthorized use or disclosure of the same. Employee will not use or disclose any Confidential Information (a) other than as required in the course of Employee's employment with Company, (b) for Employee's own personal gain, or (c) in any manner contrary to the best interests of Company.

     4.2  Work Product.

          All Work Product which Employee conceives, develops or first reduces to practice, either alone or with others, during the Term will be the sole and exclusive property of Company, together with any and all related Intellectual Property Rights. The foregoing applies to all Work Product which relates to Employee's performance of services under this Agreement, Company's Field of Business or Company's actual or demonstrably anticipated research or development and whether or not such Work Products are conceived, developed or first reduced to practice during normal business hours or with the use of any equipment, supplies, facilities, personnel, Confidential Information or other resource of Company.

     4.3  Disclosures and Protection of Work Product.

          Employee will disclose all Work Products described in paragraph 4.3 to Company, promptly and in writing. At Company's request and at Company's expense, Employee will assist Company or its designee in efforts to protect such Work Products. Such assistance may include, but is not necessarily limited to, the following: (a) making application in the United States and in foreign countries for a patent or copyright on any Work Products specified by Company; (b) executing documents of assignment to Company or its designee of all Employee's right, title and interest in and to any Work Product and related Intellectual Property Rights; and
(c) taking such additional action (including, but not limited to, the execution and delivery of documents) to perfect, evidence or vest in Company or its designee all rights, title and interest in and to any Work Product and any related Intellectual Property Right.

     4.4  Proprietary Information of Others.

          Employee will not use in the course of Employee's employment with Company, or disclose or otherwise make available to Company any information, documents or other items which Employee may have received from any other person (e.g., a prior employer) and which Employee is prohibited from so using, disclosing or making available (e.g., by reason of any contract, court order, law or obligation by which Employee is bound).

     4.5  Materials.

          All Materials and related Intellectual Property Rights will be the sole and exclusive property of Company, whether or not such Materials are marked with any Intellectual Property Right notice of Company or Employee. All such Materials authored, made, conceived or developed by Employee or made available to Employee (or any copies or extracts thereof) will be held by Employee in trust solely for the benefit of Company. Employee will use such Materials only as required in the course of Employee's employment with Company or as otherwise authorized in writing by Company.

     4.6  Notice.

          This Agreement does not apply to any invention for which no equipment, supplies, facility or trade secret information of Company was used, and which was developed entirely on Employee's own time, unless:
(a) the invention relates (i) directly to the Company or (ii) to Company's actual or demonstrable anticipated research or development; or (b) the invention results from any work performed by Employee for Company.

Section 5.     Competition.
               -----------

     5.1 Employee covenants to and with the Company, its successors and assigns, that during the term of this Agreement and for a period of six (6) months from the date of the termination of this Agreement for any reason, she will not directly or indirectly, either as principal, agent, manager, employee, owner, partner (dominant or otherwise), stockholder, director or other officer of a corporation, creditor, consultant or otherwise, engage or become interested financially or otherwise, in any business, agency, trade or occupation similar to or in competition with the Company or its affiliates; nor shall Employee, during the term of this Agreement and for a period of six (6) months from the date of the termination of this Agreement, consult or enter into any agreement or arrangement with any other person, firm, corporation or entity to conduct any research or development, nor shall Employee directly or indirectly conduct such research or development on her own behalf, related to the discovery of processes, improvements, developments or commercialization of any service or product developed or reduced to practice during the period of employment with the Company, unless Employee shall have first obtained the Company's expressed written consent thereto. Because of the nature of the business, the parties agree that it is reasonable for the covenant to apply to the entire geographic area of the United States. If the geographic area is determined by a court to be overly broad in scope, it shall be modified only to the extent necessary to bring it within the requirements of the law and interpreted to give the Company the broadest protection allowed by law.

     5.2 In the event of a breach or threatened breach by Employee of any provisions of this Section 5, the Company shall be entitled to an injunction restraining Employee from the commission of such breach.
Nothing herein contained shall be construed as prohibiting the Company from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of money damages. The covenants contained in this Section 5 shall be construed as independent of any other provisions in this Agreement; and the existence of any claim or cause of action of Employee against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of said covenants.

     5.3 The covenants contained in this Section 5 shall terminate and, upon termination, shall be unenforceable and of no further legal force and effect, in the event the Company, or any successor to the Company, becomes insolvent or ceases for any reason to conduct business operations for a continuous period of at least thirty (30) days.

     5.4 The Company shall have the right to assign the aforesaid covenants; and Employee agrees to remain bound by the terms of the covenants to any and all subsequent purchasers and assignees of the assets and business of the Company.

Section 6.     Non-Interference.
               ----------------

     6.1  Non-Interference with the Employees.

          The Employee covenants with the Corporation that employees of or consultants to the Corporation and employees of and consultants to firms, corporations or entities affiliated with the Corporation have, of necessity, been exposed to and have acquired certain knowledge, understandings, and know-how concerning the Corporation's business operations which is confidential information and proprietary to the Corporation.

     6.2 In order to protect the Corporation's confidential information and to promote and insure the continuity of the Corporation's contractual relations with its employees and consultants, the Employee covenants and agrees that for so long as the Employee holds any position or affiliation with the Corporation, including service to the Corporation as an officer, director, employee, consultant, agent or contractor, and for a period of six (6) months from the date the Employee ceases to hold any such position or status with the Corporation or otherwise becomes disaffiliated with the Corporation, she will not directly, or permit or encourage others to directly (i) interfere in any manner whatsoever with the Corporation's contractual or other relations with any or all of its employees or consultants, or (ii) induce or attempt to induce any employee or consultant to the Corporation to cease performing services for or on behalf of the Corporation, or (iii) solicit, offer to retain, or retain, or in any other manner engage or employ the services of, or conduct any business activity in cooperation or association with, any person or entity who at any time was employed by the Corporation, or any subsidiary of the Corporation, except with the consent of the Corporation.

     6.3 In the event any court of competent jurisdiction determines or holds that all or any portion of the covenants contained in this Section 6 are unlawful, invalid, or unenforceable for any reasons, then the parties hereto agree to modify the provisions of this Section 6 if and only to the extent necessary to render the covenants herein contained enforceable and otherwise in conformance with all legal requirements.

Section 7.     Clients and Customers.
               ---------------------

     7.1 In order to protect the Corporation's proprietary rights and to promote and ensure the continuity of the Corporation's contractual relations with its customers and clients, the Employee covenants and agrees that, for so long as the Employee holds any position or affiliation with the Corporation, including service to the Corporation as an officer, director, employee, consultant, agent or contractor, and for a period of six (6) months from the date the Employee ceases to hold any such position or status with the Corporation or otherwise becomes disaffiliated with the Corporation, she will not directly, or permit or encourage others to directly (i) interfere in any manner whatsoever with the Corporation's contractual or prospective relations with any clients or customers, or
(ii) induce or attempt to induce any client or customer of the Corporation to cease doing business with the Corporation, or (iii) solicit, offer to retain, or retain, or in any other manner engage or enter into any business or other arrangement with any of the Corporation's customers or clients to provide any services or products to any of such customers or clients as they may from time to time exist or be constituted, except and unless such arrangement for the provision of products or services is not in any way competitive with the products or services actually provided by the Corporation to its clients or customers or proposed to be provided by the Corporation to its clients or customers, or except under circumstances to which the Corporation has consented in writing, which consent shall not be unreasonably withheld.

     7.2 In the event any court of competent jurisdiction determines or holds that all or any portions of the covenants contained in this Section 7 are unlawful, invalid or unenforceable for any reason, then the parties hereto agree to modify the provisions of this Section 7 if and only to the extent necessary to render the covenants herein contained enforceable and otherwise in conformance with all legal requirements.

Section 8.     Definitions.
               -----------

     Whenever used in this Agreement with initial letters capitalized, the following terms will have the following specified meanings:

     8.1  "Board" means Company's Board of Directors.

     8.2 "Cause," for purposes of Paragraph 3.3, shall include the occurrence of any of the following:

          8.2.1 The Employee breaches or violates any of the material terms of this Agreement and fails to cure such breach or violation within thirty (30) days of receipt of written notice by Company, which notice shall specify in detail each alleged breach and specify in detail the actions necessary to cure; provided, further, that the specification for cure by the Company shall not obligate the Employee to effect the cure in the manner stated if cure is otherwise timely completed by or on behalf of Employee;

          8.2.2 The Employee is shown to have engaged in any material act of dishonesty or fraud upon the Company, any of its affiliated companies, or any of its customers or clients;

          8.2.3 The Employee fails to devote her full time, attention and efforts to the business and affairs of the Company or its affiliated companies; provided that the Company shall have first provided the Employee with thirty (30) days' prior written notice specifying in detail the instance or instances in which Employee has failed to devote the time required, and Employee thereafter fails to cure and correct the conduct complained of within such thirty (30) day period; or

          8.2.4 The Employee has been grossly negligent in the performance of her employment duties or responsibilities; provided that the Company shall have first provided the Employee with thirty (30) days' prior written notice specifying in detail the instance or instances in which Employee has been grossly negligent, and Employee thereafter fails to cure and correct the conduct complained of within such thirty (30) day period.

     8.3 "Cause," for purposes of Paragraph 3.6, shall include the occurrence of any of the following:

          8.3.1 The breach or violation by the Company of the any of the material terms of this Agreement;

          8.3.2 Any significant change in position, duties and responsibilities of Employee to which the Employee does not consent, including, without limitation, imposing the duty upon Employee to be, directly or indirectly, subordinate (either organizationally or functionally) to any other executive officer of the Company;

          8.3.3 Any move of the Company or its principal officers resulting in or any other requirement that the Employee, without her consent, change her principal residence.

          8.3.4 The Company has shown to have engaged in any active material dishonesty or fraud upon the Employee.

          8.3.5     There shall occur a Change in Control of the Company.

     8.4 "Change in Control" means any transaction of the Company involving (i) the merger or consolidation of the Company into or with another entity where the Company's shareholders receive less than 50% of the outstanding voting securities of the new or continuing entity, (ii) the sale of all or substantially all of the Company's assets, (iii) any person not already a stockholder of the Company becoming a beneficial owner, directly or indirectly, of the securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities, (iv) a change in the majority of the Board of Directors of the Company, or (v) the Company terminating its business or liquidating its assets.

     8.5 "Company's Field of Business" means any of the fields of the Company's business. On the date of the Agreement, Company's Field of Business includes, but is not necessarily limited to, the following: the ownership and operation of a nationwide chain of faux jewelry retail stores operating under the trademark "Impostors".

     8.6 "Confidential Information" means any information that is confidential, proprietary or trade secret information of Company or any of its customer or clients or any other information the use of disclosure of which by Company is prohibited or restricted (e.g., by reason of any contract, court order, law or other obligation by which Company is not bound). "Confidential Information" may include, but is not necessarily limited to, technology, computer programs, business plans, marketing plans, information as to existing or future products or services of Company, financial projections, unpublished works of original authorship, customer lists, financial information, and trade secrets.

          Notwithstanding the foregoing, the restrictions on disclosure and use of information and materials as set forth in Section 4 shall not apply to the following, and the following is not confidential or proprietary information: (1) any information or materials which were generally available to the public at the time made available to Employee by the Company; (2) any information or materials which become, without breach of
Section 4 and through no fault of Employee, generally available to the public; (3) any information or materials which Employee has received from other sources prior to the date of this Agreement, subject to no restrictions on disclosure applicable to Employee; and (4) any information or materials which Employee at any time lawfully obtains from a third party who is not under any obligation of secrecy or confidentiality to the Company, under circumstances permitting disclosure by Employee to others without restriction.

     8.7 "Intellectual Property Right" means any patent, copyright, trade secret, trade name, trademark or other intellectual property right.

     8.8 "Materials" means hardware, software, programs, manuals, drawings, designs, articles, writings, data, notes, memorandum, manuscripts, notebooks, proposals, work plans, interim and final reports, project files, client contract records and other tangible manifestations of any Confidential Information or Work Products.

     8.9  "President" means Company's President.

     8.10 "Term" means the term of Employee's employment as an Employee of Company pursuant to this Agreement.

     8.11 "Work Product" means any invention, discovery, concept or idea (including, but not necessarily limited to, hardware, software programs, or processes, techniques, know-how, methods, systems, improvements, analytical reports, and other developments).

Section 9.     Miscellaneous.
               -------------

     9.1  Compliance with Laws.

          In the performance of this Agreement, each party will comply with all applicable laws, regulations, rules, orders and other requirements of governmental authorities having jurisdiction.

     9.2  Equitable Relief.

          Employee acknowledges that: the provisions of Sections 4 and 5 are essential to Company; Company would not enter into this Agreement if it did not include such provisions; the damages sustained by Company as a result of any breach of such provisions cannot be adequately remedied by damages; and, in addition to any other right or remedy that Company may have (e.g., under this Agreement, by law or otherwise), Company will be entitled to injunctive and other equitable relief to prevent or curtail any breach of any such provisions.

     9.3  Nonwaiver.

          The failure of either party to insist upon or enforce strict performance by the other of any provision of this Agreement or to exercise any right, remedy or provision of this Agreement will not be interpreted or construed as a waiver or relinquishment to any extent of such party's right to consent or rely upon the same in that or any other instance; rather, the same will be and remain in full force and effect.

     9.4  Entire Agreement.

          This Agreement constitutes the Entire Agreement, and supersedes any and all prior Agreements, between Company and Employee. No amendment, modification or waiver of any of the provisions of this Agreement will be valid unless set forth in a written instrument signed by the party to be bound thereby.

     9.5  Applicable Law.

          This Agreement will be interpreted, construed and enforced in all respects in accordance with the local laws of the State of Colorado, without reference to its choice of law rules.

     9.6  Attorneys Fees.

          In the event that either party consults or retains an attorney to enforce the terms of this Agreement, the prevailing party in any such dispute or litigation shall be entitled to recover from the other party its reasonable attorneys fees and costs incurred.

     9.7  Severability.

          If any of the provisions of this Agreement are held to be invalid or unenforceable, the remaining provisions shall nevertheless continue to be valid and enforceable to the extent permitted by law.

     IN WITNESS WHEREOF, this Agreement is executed as of the date first above written.

     Company:                 PREMIER CONCEPTS, INC., a Colorado
                               corporation



                              By:
                                 ----------------------------------------

     Employee:

                              -------------------------------------------
                              SISSEL GREENBERG